UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

NOTICE TO SHAREHOLDERS

In compliance with the resolutions adopted at the Ordinary and Extraordinary General Shareholders' Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V., held on April 22nd, 2026, by this means inform to the shareholders and securities depository institutions that on October 15th, 2026, the third installment of the dividend decreed at the aforementioned meeting will be paid. Said exhibition corresponds to the amount of US$18,688,330.25 (eighteen million six hundred and eighty-eight thousand three hundred and thirty dollars 25/100), and the corresponding factor per share subscribed, paid and entitled to receive said dividend is US$0.019991920777278 dollars. In accordance with the resolution of the aforementioned meeting, payment will be made in cash in pesos, national currency, through the S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities, considering the exchange rate published by the Bank of Mexico in the Official Gazette on the business day prior to the payment date, means, October 14th, 2026.

Mexico city, October 2nd,  2026

/s/

Mr. Alejandro Pucheu Romero

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: October 2, 2026